SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

THE UNITED STATES
SECURITIES EXCHANGE COMMISSION
50-00-0001

FEB 0 6 2008

For credit to the
U.S.Treasury

[redacted]

08000662

February 5, 2008

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

2/12

Enclosure

United States Sec Filing
February 5, 2008

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated January 29, 2008

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 29, 2008

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS CONFIRMS COPPER ZONE AT KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that it has now received encouraging soil geochemical and rock chip sample results from the Kena Copper Zone on its Kena Property, located in southeast British Columbia.

Thirteen contiguous 2-metre rock chip samples taken from a short adit showed a 26-metre zone grading 0.51% copper. The best 2-metre chip sample assayed 1.65% copper and 530 ppb gold. During the course of chip sampling a number of grab samples were also collected from cross-cutting quartz veins and mineralized shears. These quartz veins assayed as high as 4.62% copper and 1,033 ppb gold (see table).

The sampling program was carried out in August and September of 2007. Soil samples were taken as a due diligence test within a large (2,500 m by 450 m) copper soil anomaly discovered by previous operators. The soil lines were put in at 200 metre intervals between the historic soil lines which were also spaced 200 metres apart. Rock chip samples were collected from two historic adits located centrally within the Kena Copper Zone. No historical records have been found describing these adits.

SAMPLE NO.	DESCRIPTION	WIDTH (m)	COPPER (%)	GOLD (ppb)
KCU-1-G30	Adit 1 - grab shear		**2.26**	723
KCU-1-G34	Adit 1 - grabquartz vein		**4.62**	1033
KCU-2-GA	Adit 2- grabquartz vein		**0.57**	153
KCU-2-GB	Adit 2 - grabquartz vein		**0.63**	219
KCU-2-G28	Adit 2 - grabquartz vein		**2.79**	1007
KCU-2 8-34	Adit 2 - Contiguous chip samples	26.0	**0.51**	178
KCU-2 8-10	Adit 2 - chip	2.0	**0.61**	231
KCU-2 10-12	Adit 2 - chip	2.0	**1.16**	216

SAMPLE NO.	DESCRIPTION	WIDTH (m)	COPPER (%)	GOLD (ppb)
KCU-2 12-14	Adit 2 - chip	2.0	**0.21**	82
KCU-2 14-16	Adit 2 - chip	2.0	**0.44**	124
KCU-2 16-18	Adit 2 - chip	2.0	**0.25**	116
KCU-2 18-20	Adit 2 - chip	2.0	**0.10**	73
KCU-2 20-22	Adit 2 - chip	2.0	**0.08**	47
KCU-2 22-24	Adit 2 - chip	2.0	**0.10**	69
KCU-2 24-26	Adit 2 - chip	2.0	**0.40**	237
KCU-2 26-28	Adit 2 - chip	2.0	**1.65**	530
KCU-2 28-30	Adit 2 - chip	2.0	**1.14**	295
KCU-2 30-32	Adit 2 - chip	2.0	**0.26**	112
KCU-2 32-34	Adit 2 - chip	2.0	**0.26**	182
KCU-2 8-34	Adit 2 - Contiguous chip samples	Total 26.0	**0.51**	178

The Kena Copper Zone consists of a body of alkalic porphyry style copper-gold mineralization. It is situated along the border of a large monzodiorite complex. Chalcopyrite and pyrite occur as disseminations, fracture fillings and in quartz veinlets within the intrusive rocks, and as weaker disseminations and fracture fillings in adjacent tuffaceous rocks. The copper mineralization commonly includes malachite. The area has been variably silicified by quartz veins that both cross and follow the foliation. They vary from weak to strong and occur as narrow fracture fillings, weak stockworks or rarely thick veins up to 0.5 metres wide which often contain pyrite and chalcopyrite. The nature of the veining combined with results from analytic data appear to reflect more than one period of emplacement.

The Kena Copper Zone was initially identified in the 1970s with work programs carried out in the 1970s and 1980s by a number of exploration companies including Lacana, Tournigan, Kerr Addison and Noramco. Soil sampling (results of which have now been confirmed by Sultan) identified a large, strong copper geochemical anomaly with associated gold values. **This soil anomaly has dimensions of 2,500 metres in length by an average of 450 metres wide as outlined by the 300 ppm copper contour. Within the anomaly there are numerous soil samples assaying between 1,000 and 5,000 ppm copper.** Accompanying the copper soil geochemistry anomaly is an associated, partially overlapping, strong cohesive gold geochemical anomaly with dimensions of 1,200 by 200 metres. There are also several smaller gold geochemical anomalies scattered throughout the entire copper anomaly.

Prior work programs included limited trenching and seven wide-spaced diamond drill holes near the north end of the 2.5 kilometre long copper soil anomaly. Results showed broad zones of elevated copper values with an associated gold signature. Typical examples include chip samples collected along the entire length of an 82.0 metre adit, grading 0.16% copper (Lacanex in 1975). A nearby drill hole yielded 0.18% copper over 45 metres (Kerr Addison in 1981). Another drill hole about one kilometre to the

northwest yielded 0.27% copper over 51 metres (Kerr Addision in 1981), and a nearby 21-metre trench sample yielded 0.53% copper (Quintana in 1977).

The 8,000-hectare Kena Property also encompasses the Gold Mountain and Kena Gold Zones, which host porphyry style gold deposits. **The two zones have a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.68 g/t using a 0.3 g/t cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (see News Release of June 7, 2004).**

Category	Tonnes > cutoff	Ounces Au	Grade Au (g/t)	Cutoff Au (g/t)
Measured and Indicated	24,860,000	541,000	0.68	0.30
Inferred	25,800,000	557,000	0.67	0.30

Sultan is presently awaiting assays from a 548-metre (1,800 foot) diamond drill hole completed on the Gold Mountain Zone in November 2007. The objective of the hole is to expand the Gold Mountain gold resource by drilling to depth.

Due to the success of this recent copper exploration program an expanded work program is planned for the Kena property in 2008. Plans for the program will be finalized when the results of the Gold Mountain drill program become available.

Linda Dandy, P.Geo., is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, who has reviewed and verified the contents of this news release.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Telephone: (604)687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Catarina Cerqueira
Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

prepared by Sultan management and no regulator authority has approved or disapproved the information contained herein.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

END